OFFICE OF THRIFT SUPERVISION
                           DEPARTMENT OF THE TREASURY
                              Washington D.C. 20552

                                    FORM 10-Q


[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934

          For the quarterly period ended        March 31, 1998
                                          _______________________________

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934

 For the transition period from                              to
                                   _______________________       _______________


                Office of Thrift Supervision Docket Number: 1291
                                                            ----

                           UNITED FEDERAL SAVINGS BANK
                           ---------------------------
             (Exact name of registrant as specified in its charter)

         United States                        56-0380638
         -------------                        ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                             116 S. Franklin Street
                    PO Box 1120, Rocky Mount, North Carolina  27802-1120
                   -----------------------------------------------------
                     (Address of principal executive office) (Zip code)

                                 (919)-446-9191
                                 --------------
                         (Registrant's telephone number)

                                       N/A
                                       ---
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check [check mark] whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act
of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  X     No
                                             ----       -----
As of May 6, 1998 there were issued and outstanding 3,263,314 shares of the
Registrant's common stock, no par value.


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                           UNITED FEDERAL SAVINGS BANK

                                    CONTENTS


PART I - FINANCIAL INFORMATION                                                       Pages

Item 1.  Financial Statements
Consolidated statements of financial condition at March 31, 1998  and
 December 31, 1997                                                                     1-2
Consolidated statements of income for the three months ended March
 31, 1998 and March 31, 1997                                                             3
Consolidated statements of comprehensive income for the three months
 ended March 31, 1998 and 1997                                                           4
Consolidated statements of cash flows for the three months ended March 31, 1998
 and March 31, 1997                                                                    5-6
Notes to consolidated financial statements                                            7-9

Item 2.  Management's Discussion and Analysis of Financial Condition
                        and Results of Operations                                   10-15

Item 3.   Quantitative and Qualitative Disclosures about Market Risk             15

PART II - OTHER INFORMATION

      Item 1.  Legal Proceedings                                                       16
      Item 2.  Changes in Securities                                                   16
      Item 3.  Defaults upon Senior Securities                                         16
      Item 4.  Submission of Matters to a Vote of Security Holders                     16
      Item 5.  Other Information                                                       16
      Item 6.  Exhibits and Reports on Form 8-K                                        16

      Signatures                                                                       17
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UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 1998 AND DECEMBER 31, 1997

                                                                                March 31,         December 31,
ASSETS                                                                             1998                1997
-------------------------------------------------------------------------------------------------------------------
                                                                                 (Unaudited)
Cash and short-term cash investments:
   Interest-earning                                                              $  10,377,508     $    11,167,588

   Noninterest-earning                                                               3,827,287           5,777,967
Investment securities:
   Available for sale, at fair value                                                12,141,156          12,136,381
   Nonmarketable equity securities                                                   1,504,100           1,504,100
Mortgage-backed securities:
   Held to maturity, at amortized cost                                               5,566,197           5,872,568
Loans receivable, net:
   Held for investment                                                             256,468,974         251,568,497
   Held for sale                                                                     2,274,397           3,018,957
Accrued interest receivable:
   Loans                                                                             1,856,739           1,866,770
   Mortgage-backed securities                                                           36,800              38,823
   Investment securities                                                               221,251             409,950
Real estate acquired in settlement of loans, net                                       823,761             287,684
Premises and equipment, net                                                          5,618,651           5,739,942
Prepaid expenses and other assets                                                    1,145,250             850,006
Mortgage servicing rights                                                            2,911,908           3,005,691
Refundable income taxes                                                                 57,512             341,751
Deferred income taxes                                                                  818,667             820,339
                                                                               ----------------    ----------------
              TOTAL ASSETS                                                       $ 305,650,158      $  304,407,014
                                                                               ================    ================

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                                       1

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                                                                                March 31,         December 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                                               1998                1997
-------------------------------------------------------------------------------------------------------------------
                                                                                 (Unaudited)
Liabilities:
   Deposits                                                                 $      268,362,030 $       265,907,502
   Advances from the Federal Home Loan Bank of Atlanta                               5,000,000          10,000,000
   Advance payments by borrowers for taxes and insurance                             4,398,643           2,340,383
   Payments due to investors for loans serviced                                      3,697,646           2,813,131
   Accrued expenses and other liabilities                                            1,286,817           1,366,166
                                                                               ----------------    ----------------
              TOTAL LIABILITIES                                                    282,745,136         282,427,182
                                                                               ----------------    ----------------

Stockholders' equity:
   Common stock, par value $ .01 per share, authorized 10,000,000
      shares, issued 3,263,314 shares in 1998 and 3,169,314 in 1997                     32,633              31,693
   Additional paid-in capital                                                        4,210,708           3,563,368
   Retained earnings, substantially restricted                                      18,592,072          18,318,009
   Unrealized gain on available for sale securities, net of  deferred
      taxes of $40,882 ($39,209 at December 31, 1997)                                   69,609              66,762
                                                                               ----------------    ----------------
              TOTAL  STOCKHOLDERS' EQUITY                                           22,905,022          21,979,832
                                                                               ----------------    ----------------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $      305,650,158 $       304,407,014
                                                                               ================    ================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                       2

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UNITED FEDERAL SAVINGS BANK
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                                                                                  1998                1997
------------------------------------------------------------------------------------------------------------------
Interest and dividend income:
   Loans                                                                   $        5,779,240 $         4,249,452
   Mortgage-backed securities                                                         112,461             429,182
   Investment securities                                                              233,169             417,035
   Short-term cash investments                                                        163,232             145,492
                                                                              ----------------    ----------------
              TOTAL INTEREST INCOME                                                 6,288,102           5,241,161
                                                                              ----------------    ----------------
Interest Expense:
   Interest on deposits                                                             3,445,059           3,028,464
   Interest on borrowings                                                              75,247
                                                                              ----------------    ----------------
              TOTAL INTEREST EXPENSE                                                3,520,306           3,028,464
                                                                              ----------------    ----------------
              NET INTEREST INCOME                                                   2,767,796           2,212,697
Provision for loan losses                                                             300,000              35,412
                                                                              ----------------    ----------------
               NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                  2,467,796           2,177,285
                                                                              ----------------    ----------------
Noninterest income:
   Loan servicing fees, net of amortization of servicing rights                       231,413             340,687
   Other loan charges and fees                                                        260,392             240,795
   Gain on sale of loans                                                              150,889              74,509
   Gain on sale of investment and mortgage-backed securities                                               73,177
   Deposit fees                                                                       151,818             132,795
   Other                                                                               47,308              17,149
                                                                              ----------------    ----------------
                                                                                      841,820             879,112
                                                                              ----------------    ----------------
Noninterest expense:
   Compensation and employee benefits                                               1,417,353           1,269,927
   Occupancy                                                                          168,620             173,382
   Equipment rental and maintenance                                                   158,040             103,015
   Data processing                                                                    206,511             157,108
   Telephone and postage                                                              122,117             111,927
   Other                                                                              495,901             420,469
                                                                              ----------------    ----------------
                                                                                    2,568,542           2,235,828
                                                                              ----------------    ----------------
              INCOME BEFORE INCOME TAXES                                              741,074             820,569
Income taxes                                                                          271,331             295,922
                                                                              ----------------    ----------------
              NET INCOME                                                   $          469,743 $           524,647
                                                                              ================    ================
Earnings per share-basic                                                   $             0.15 $              0.17
                                                                              ----------------    ----------------
Earnings per share-diluted                                                 $             0.14 $              0.17
                                                                              ----------------    ----------------
Cash dividends per share                                                   $             0.06 $              0.05
                                                                              ----------------    ----------------
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SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      3

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UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                                                                                    1998               1997
-----------------------------------------------------------------------------------------------------------------

Net income                                                                 $       469,743    $        524,647
                                                                              ----------------   ----------------
Other comprehensive income, net of tax:
   Unrealized gains on securities:
      Unrealized holding gains arising during the period                             2,847               8,588
      Less: reclassification adjustment for gains included in
        net income                                                                      --            (46,101)
                                                                              ----------------   ----------------
              OTHER COMPREHENSIVE INCOME                                             2,847            (37,513)
                                                                              ----------------   ----------------
              COMPREHENSIVE INCOME                                         $       472,590    $        487,134
                                                                              ================   ================

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SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       4
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UNITED FEDERAL SAVINGS BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                                                                   1998               1997
------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Cash Flows From Operating Activities
   Net income                                                               $          469,743 $          524,647
   Adjustments to reconcile net income to net
      cash provided by operating activities:
      Depreciation                                                                     163,321            132,326
      Net (gain) loss on disposal of real estate owned                                                      8,481
      Provision for loan losses                                                        300,000             35,412
      Provision for REO losses                                                          91,891             12,607
      Amortization of mortgage servicing rights                                        177,835             69,224
      (Increase) decrease in deferred income tax assets                                  1,672                932
      (Gain) loss on sale of investments and MBS's                                                       (73,177)
      (Gain) loss on sale of loans                                                   (150,889)           (74,509)
      Purchase or origination of loans held for sale                              (18,204,764)        (6,284,795)
      Proceeds from loans held for sale                                             19,100,213          7,741,290
      Changes in assets and liabilities:
        (Increase) decrease in:
           Prepaid expenses and other assets                                         (295,244)          (401,651)
           Accrued interest receivable                                               (200,753)              4,016
           Refundable income taxes                                                     284,239
        Increase (decrease) in:
           Accrued expenses and other liabilities                                     (79,349)            287,882
           Income taxes payable                                                                           293,875
                                                                               ----------------   ----------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                              1,657,915          2,276,560
                                                                               ----------------   ----------------
Cash Flows From Investing Activities
   Loans originated and purchased                                                 (34,807,000)       (24,042,190)
   Principal collected on loans and MBS's                                           29,506,669         15,192,589
   Proceeds from sales of available for sale MBS's                                                      6,598,763
   Proceeds from sale of real estate acquired in settlement of loans                                        7,500
   Cost of loan servicing rights acquired                                               93,783             81,062
   Purchase of property and equipment                                                 (42,030)          (346,095)
                                                                               ----------------   ----------------
              NET CASH  PROVIDED BY (USED IN) INVESTING ACTIVITIES                 (5,248,578)        (2,508,371)
                                                                               ----------------   ----------------
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                                       5
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UNITED FEDERAL SAVINGS BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                                                                    1998               1997
------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
   Net increase (decrease) in deposits                                       $        2,454,528 $       5,780,684
   Repayment of FHLB advances                                                       (5,000,000)
   Increase in payments due to investors for loans serviced                             884,515           881,105
   Cash dividends paid                                                                (195,680)         (153,316)
   Stock options exercised                                                              648,280             7,812
   Increase in advance payments by borrowers
       for taxes and insurance                                                        2,058,260         1,854,752
                                                                                ----------------   ---------------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                                 849,903         8,371,037
                                                                                ----------------   ---------------
              NET INCREASE IN CASH AND CASH EQUIVALENTS                             (2,740,760)         8,139,226
Cash and cash equivalents:
   Beginning                                                                         16,945,555        10,577,897
                                                                                ----------------   ---------------
   Ending                                                                    $       14,204,795 $      18,717,123
                                                                                ================   ===============

Supplemental Disclosures of Cash Flow Information
   Cash payments for:
      Interest                                                               $        3,569,218 $       3,029,508
                                                                                ================   ===============
      Income taxes                                                           $            1,692 $              --
                                                                                ================   ===============
   Cash and cash equivalents:
      Cash and short-term investments:
        Interest-bearing                                                     $       10,377,508 $      16,213,622
        Noninterest-bearing                                                           3,827,287         2,503,501
                                                                                ----------------   ---------------
                                                                             $       14,204,795 $      18,717,123
                                                                                ================   ===============
Supplemental Disclosures of Noncash Investing Transactions
   Loans transferred to Real Estate Owned                                    $          626,718 $              --
                                                                                ================   ===============
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SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       6

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UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY


NOTE A     NATURE OF BUSINESS

The Bank is a federally chartered savings bank primarily engaged in the business of obtaining deposits and granting credit to the general public in the form of mortgage, commercial and retail loans. The Bank operates from thirteen full service banking facilities located in eastern North Carolina and from two loan offices located in Charlotte and Wilmington, North Carolina. The Bank is regulated by the Office of Thrift Supervision (OTS) and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE B     BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements, except for the statement of financial condition at December 31, 1997, (which is audited) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (none of which were other than normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. The financial statements of the Bank are presented on a consolidated basis with those of its subsidiary, First Service Corporation.
The results of operations for the three month period ended March 31, 1998 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1998.

The accounting policies followed are as set forth in Note 1 of the Notes to Financial Statements in the Bank's 1997 annual report on Form 10-K. During the current quarter, the Bank adopted Statement of Financial Accounting Standard
("SFAS") No. 130, "REPORTING COMPREHENSIVE INCOME." This statement was adopted effective January 1, 1998 as explained in Note F below.

The Bank was also required to adopt SFAS No. 127, "DEFERRAL OF THE EFFECTIVE
DATE OF CERTAIN PROVISIONS OF FASB STATEMENT NO. 125," which delayed the effective date for the reporting requirements established by SFAS No. 125 for the transfers of certain assets, primarily repurchase agreements, dollar-rolls, and similar transactions until periods after December 31, 1997. The adoption of SFAS No. 127 did not have an impact on the Bank's financial statements because
Bank does not currently hold such instruments. The repurchase agreements the Bank has entered into in prior periods typically met the requirements under the Statement to be treated as collateralized borrowings.

The FASB has also issued SFAS No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN
ENTERPRISE AND RELATED INFORMATION," which is effective for years beginning after December 15, 1997, but need not be applied to interim financial statements in the initial year of application. The statement establishes standards for the way that public business enterprises report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Operating segments are components of an enterprise that are internally evaluated separately in deciding how to allocate resources and in assessing performance.
Adoption of SFAS No. 131, which is disclosure related, is not expected to have an impact on the Bank's financial statements.

                                       7

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UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY


NOTE C     MERGER

On March 4, 1998, United executed a definitive agreement to be acquired by Triangle Bancorp, Inc., a bank holding company located in Raleigh, North
Carolina. The transaction, which is subject to regulatory and shareholder approval, is expected to be completed by the third quarter of 1998, and will provide United's customers with expanded services and a more extensive branch network. If the transaction is completed as proposed, United shareholders will receive .63 shares of Triangle Bancorp, Inc. stock for each share of the Bank's stock, subject to stipulations and limitations in how the exchange rate is to be computed at the Effective Time, as defined in the definitive agreement. The resulting institution will have assets of approximately $2 billion.

NOTE  D     ALLOWANCE FOR LOAN LOSSES
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Activity in the allowance for loan losses for the three-months ended March 31, 1998 and 1997 was:


                                                                                    1998                1997
                                                                              -----------------   -----------------
               Balance at beginning of period                               $        2,843,597 $         2,849,258
                  Provision charged to earnings                                        300,000              35,412
                  Loans charged-off                                                  (471,139)            (45,110)
                  Recoveries of previous charge-offs                                     6,450               5,871
                                                                              -----------------   -----------------
               Balance at end of period                                     $        2,678,908 $         2,845,431
                                                                              =================   =================


Included in the preceding table are $433,388 in charge-offs during the quarter ended March 31, 1998 for certain consumer loans associated with memberships in a campground facility. These impaired loans had been fully reserved in prior periods. There are no remaining consumer loans associated with the campground facility in the Bank's loan portfolio.

NOTE E     EARNINGS PER SHARE

The Bank is required to report a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Bank has presented diluted earnings per share due to the dilutive effect of outstanding stock options. The table below provides a computation and reconciliation of basic and diluted earnings per share for the three month periods ended March 31, 1998 and 1997.

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                                                                                         1998            1997
                                                                                   --------------------------------
Income available to common stockholders- basic and diluted                         $       469,743 $       524,647
                                                                                   --------------------------------
Shares used in the computation of earnings per share:
Weighted average number of shares outstanding- basic                                     3,220,817       3,066,036
Incremental shares from assumed exercise of stock options                                   36,271          56,399
                                                                                   --------------------------------
Weighted average number of shares outstanding- diluted                                   3,257,088       3,122,435
                                                                                   ================================

                                       8

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UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY


NOTE F     ADOPTION OF SFAS STATEMENT NO. 130

The FASB has issued SFAS No. 130, "REPORTING COMPREHENSIVE INCOME," which the
Bank was required to adopt as of January 1, 1998. The Statement requires the classification of items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income, and are therefore included in changes in equity. Other comprehensive income includes all such changes in equity other than those resulting from investments by owners and distributions to owners.

SFAS No. 130 does not require a specific format for displaying comprehensive income and its components in a financial statement other than it must be displayed with the same prominence as other financial statements that constitute a full set of financial statements. United has elected to display comprehensive income in a separate statement of comprehensive income that begins with net income. The only item of other comprehensive income that the Bank currently has is associated with changes in unrealized gains and losses on securities classified as available for sale. The tax effects related to the components of other comprehensive income are shown below for the three month periods ended
March 31, 1998 and 1997.
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                                                                    Three Months Ended March 31, 1998
                                                        -----------------------------------------------------------
                                                             Before Tax             Tax              Net-of-Tax
                                                               Amount             Expense              Amount
                                                           ----------------   -----------------   -----------------
Unrealized gains on securities:
   Unrealized holding gains arising during period       $            4,519 $             1,672 $             2,847
                                                           ================   =================   =================


                                                                    Three Months Ended March 31, 1997
                                                        -----------------------------------------------------------
                                                             Before Tax        Tax (Expense)         Net-of-Tax
                                                               Amount            or Benefit            Amount
                                                           ----------------   -----------------   -----------------
Unrealized gains on securities:
   Unrealized holding gains arising during period       $           13,632 $           (5,044) $             8,588
   Less: reclassification adjustment for gains
      realized in net income                                      (73,177)              27,076            (46,101)
                                                           ----------------   -----------------   -----------------
                                                        $         (59,545) $            22,032 $          (37,513)
                                                           ================   =================   =================

                                       9

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UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY

MANAGEMENT DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------


GENERAL FINANCIAL INSTITUTION LEGISLATION AND REGULATION

United Federal Savings Bank ("United" or the "Bank") is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision
(OTS), as its chartering authority and primary federal regulator, and by the Federal Deposit Insurance Corporation (FDIC), which insures its deposits up to applicable limits. Such regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities. Any change in such regulation, whether by the OTS, the FDIC or the Congress, could have a material impact on the Bank and its operations. United cannot predict what, if any, future legislation may be enacted or regulations adopted or what impact any such actions may have on the Bank. However, there have been numerous statements by legislative and regulatory authorities regarding prospects of legislative and regulatory changes, including consolidation of financial institution charters and regulatory agencies, as well as finanical modernization through Glass-Steagall reform.

ASSETS AND LIABILITIES

The Bank's total assets increased $1.2 million from $304.4 million at December
31, 1997, to $305.6 million at March 31, 1998. The increase in assets was primarily due to increases in loans receivable ($4.2 million) and were funded by increases in deposits and liquidation of short-term cash investments. The increase in loans held for investment, net of principal repayments of approximately $29.2 million, resulted from the origination of approximately
$34.8 million in loans during the period. During the three-month period ended
March 31, 1998, United originated loans totaling $18.2 million for its held for sale portfolio, and sold $19.1 million of loans classified as held for sale. At
March 31, 1998, the market value of loans held for sale exceeded their amortized cost and no market value allowance was required.

At March 31, 1998, the Bank had unrealized gains of $110,000 on its investments classified as available for sale. The total net unrealized gain on the "available for sale" portfolios, net of income tax effect, amounted to $70,000 and is identified as a separate component of stockholders' equity. During the current quarter, none of the Bank investments matured or were sold, and no new investments were purchased. United did not have excess liquidity for investment purposes once loan demand was met.

Liabilities increased approximately $318,000 between December 31, 1997 and March
31, 1998, due primarily to increases of $2.5 million in deposits and $2.1 million in advance payments by borrowers for taxes and insurance, which were offset by a decrease due to the repayment of $5 million in Federal Home Loan
Bank advances. Deposit growth occurred in all major account types, but was most significant within the certificate category. The Bank requires escrow accounts on substantially all residential mortgage loans owned and serviced. Escrow accounts tend to increase during the year until the Bank remits property taxes during the fourth quarter.

                                       10
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UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Liquidity reflects the ability of the Bank to satisfy loan demand, deposit withdrawals or other corporate needs. United's principal sources of liquidity are loan sales, principal and interest payments on loans, deposits and FHLB advances and other borrowings. The principal uses of funds are to originate loans, purchase investment securities, and support operations. At March 31, 1998, the Bank had outstanding residential loan commitments at fixed rates aggregating approximately $7.9 million and outstanding commercial loan commitments at variable rates of approximately $4.0 million. The Bank also has outstanding commitments on available lines of credit and the undisbursed portion of construction loans. Commitments entered into to originate loans expressly provide that if loans are not closed within a specified number of days from the date of commitment, the commitments are subject to expiration or renegotiation.
Substantially all current outstanding commitments to originate residential mortgage loans have been sold under rate lock-in agreements which requires the Bank to deliver the loan, if the loan closes, to the buyer. Under those commitments the Bank also typically sells the servicing rights to those loans.

United is required by regulation to maintain certain levels of liquidity.
Regulations currently in effect require the Bank to maintain liquid assets of not less the 4% of net withdrawable deposits and short-term borrowings due within one year. Throughout the three months ended March 31, 1998, United was in compliance with that regulation.

United is subject to three capital requirements mandated by the OTS. OTS supervised institutions must have tangible capital equal to 1.5% of tangible assets, core capital equal to 3% of adjusted tangible assets and risk-based capital equal to 8% of risk-weighted assets. At March 31, 1998, the following presents United's regulatory capital ratios:

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                                                                             March 31, 1998
                                                           --------------------------------------------------------
                                                                Tangible           Core           Risk-Based
                                                                Capital           Capital           Capital
                                                           --------------------------------------------------------

Capital as a percentage of qualifying assets:
          Actual                                                       7.48 %           7.48 %           10.11 %
          Required                                                     1.50 %           3.00 %            8.00 %
                                                           --------------------------------------------------------
          Excess regulatory capital                                    5.98 %           4.48 %            3.11 %
                                                           ========================================================

As indicated by the preceding schedule, United meets all current capital requirements. Under the prompt corrective regulations promulgated pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, the Bank is currently classified as "well capitalized".

UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

CLASSIFICATION OF ASSETS

Regulations require that general allowances be established for potential losses on assets classified as Substandard or Doubtful and a 100% specific reserve or direct write-off for assets classified as Loss. Those valuation allowances must be adequate to absorb existing loan losses, known or inherent, and be established in accordance with generally accepted accounting principles (GAAP). At March 31, 1998, United had consolidated allowances, both general and specific, amounting to $2.8 million or 113% of classified assets.

At March 31, 1998, United's classified assets were as follows:

                                                                                            (In Thousands)
                  Substandard                                                                      $ 2,322
                  Doubtful                                                                             -0-
                  Loss                                                                                 159
                                                                                                  --------
                    Total                                                                           $2,481
                                                                                                    ======

                  Ratio of Classified Assets to Total Assets                                         0.81%
                                                                                                  --------

Included in the Substandard category are $76,000 in residential mortgage loans secured by owner-occupied properties that are 90 days or more past due and in various stages of foreclosure, $0.6 million of consumer loans, $0.3 million of construction loans, $0.6 million in commercial loans secured by real estate, and $0.9 million of the portion of real estate owned and repossed collateral allocated to the substandard category.

The Loss category consists of the specific loss allowances on consumer loans, real estate owned, repossed collateral, and mortgage loans in process of foreclosure. Those allowances have previously been charged to operations through loss provisions. The Bank does not expect any additional losses in excess of the specific allowances already provided. However, United reviews all assets on a regular basis and additional allowances will be provided as required.

The most significant classified asset is $602,000 in real estate acquired through foreclosure on a former day care center in Apex, North Carolina. The property is under contract to be sold for $535,000 and $67,000 in specific loss allowances have been established on the property at March 31, 1998.

UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

For the three-month period ended March 31, 1998, the Bank reported net income of $469,743 ($0.14 per share, diluted) compared to net income of $524,647 ($0.17 per share, diluted) for the comparable period of 1997. Significant variations in the Bank's reported results between the first quarter of 1998 and 1997 are discussed below:

NET INTEREST INCOME:

Net interest income increased by $555,099 (25.1%) during the first quarter of 1998 as compared to the corresponding 1997 period. The increase resulted primarily from growth in commercial and retail lending between the periods, which enhanced the Bank's yield on interest earning assets and provided for an overall increase in the volume of interest earning assets. The Bank had $192 million in commercial, construction and retail loans outstanding at March 31, 1998 as compared to $121 million outstanding at March 31, 1997. As a result, the Bank's interest rate spread increased from 3.35% for the quarter ended March 31, 1997 to 3.63% for the quarter ended March 31, 1998. United's yield on interest earning assets increased by 33 basis points from 8.41% for the first quarter of 1997 to 8.74% during the current quarter. The Bank's cost of funds increased by 5 basis points from the first quarter of 1997 to the first quarter of 1998, and amounted to 5.11% at March 31, 1998.

PROVISION FOR LOAN LOSSES:

Provisions for loan losses, which are charged to operations and the resulting loan loss allowances, are based on the Bank's evaluation of the risk characteristics of its loan portfolios and provided at levels management believes will be adequate to absorb losses on existing loans within the Bank's portfolio. In estimating losses, management considers the estimated fair value of the collateral, past experience and present indicators such as delinquency rates and prevailing market conditions which could affect the borrowers ability to repay. The general allowance is affected by the total size of the loan portfolio, the relative weighting by risk category of the loans in the portfolio, the level of classified loans and loan delinquencies, and other considerations. General provisions for losses on commercial, consumer, and other loans are based on estimating existing inherent losses in the portfolios. Estimates by management of potential losses on specific loans is based upon an analysis of the collectibility of the loans upon review of known weaknesses in the lending relationships. Uncertainties inherent in the estimation process may cause management's estimate of the allowance for loan losses to change in the future.

During the first quarter of 1998, the Bank provided $300,000 in additional loan loss provisions to support the inherent risks associated with the increase in its commercial and retail loan portfolios. Those loan portfolios grew by 58.7% from the first quarter of 1997 to the first quarter of 1998. During the first quarter of 1997, the Bank charged $35,412 to provision for loan losses. During the quarter ended March 31, l998, the Bank charged-off $471,139 in loans, which included $433,389 in certain consumer installment loans for memberships in a campground facility which were originated by the Bank in the late 1980's and early 1990's, and had been fully reserved. Previous collection efforts had generated partial repayment activity on the campground loans, but any future recoveries will be sporadic. The Bank charged off loans totaling $45,110 against the allowance in the first quarter of 1997.

UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

NONINTEREST INCOME:

Noninterest income amounted to $841,820 for current quarter compared to $879,112 for the corresponding 1997 period.

Loan servicing fee income decreased $109,274 (32.1%) in the three-month period of 1998 compared to the 1997 period. Amortization of mortgage servicing rights is netted against loan servicing income, and increased by $111,461 between the current quarter and the same quarter one year earlier due to the high level of refinancings which occured during the first three months of 1998. United's loan servicing portfolio amounted to approximately $439 million at March 31, 1998, compared to $460 million at December 31, 1997. The Bank has the capacity to add servicing without increasing direct expenses. If the Bank increases the mortgage servicing portfolio, future servicing income will be positively impacted. However, during the current quarter, the Bank sold loans originated for the secondary market servicing released. Future servicing income and the Bank's ability to increase the servicing portfolio will be affected by the level of loan prepayments within the portfolio.

Sale of loans in the secondary market resulted in gains of $150,889 for the current quarter compared to gains of $74,509 for the corresponding 1997 period. The heavy refinancing boom which occured in the current quarter was primarily responsible for the increased gains. Gain on sale of loans is comprised of cash or discount gains, plus the value of the retained mortgage servicing rights. For those loans on which the Bank sells the servicing rights, the servicing release fee received is included in computation of the gain.

During the current quarter, United did not sell any investment securities. During the quarter ended March 31, 1997, the Bank sold available for sale mortgage-backed securities with an amortized cost of $6.5 million for a gain of $73,177. The securities were sold to provide liquidity for loan originations.

Sources of other noninterest income consists primarily of fees and service charges on deposit accounts. Deposits fees increased by $19,023 during the current quarter to $151,818 from $132,795 reported in the same period of 1997. The fees increased due to increased levels of customer accounts on which such fees are charged.

NONINTEREST EXPENSE:

Noninterest expense increased by $332,714 from $2,235,828 for the three months ended March 31, 1997 to $2,568,542 for the first quarter of 1998.

The largest single component of noninterest expense, "compensation and employee benefits", increased by $147,426 primarily due to the personnel requirements of opening a new branch facility in Tarboro during the second quarter of 1997, and due to the personnel required to oversee the increased levels of commercial and consumer lending. Management frequently reviews staffing needs, consolidating, eliminating or creating positions to enhance the operational and cost effectiveness of the Bank.

UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY

MANAGEMENT DISCUSSION AND ANALYSIS

NONINTEREST EXPENSE:

Equipment rental and maintenance increased by $55,025 during the current quarter as compared to the same period one year earlier primarily due to increased expense associated with the furnishing and equipment needs of the Tarboro branch as well as enhancements to the Bank's current technology. Data processing expense increased by $49,403 to $206,511 for the three months ended March 31, 1998 from $157,108 for the same three month period in 1997 due to the increase in the number of customer accounts processed and due to the terms of a new data processing contract entered into in March, 1998. Substantially all of the Bank's data processing needs are contracted out to a third-party service provider. The Bank's current contract expired effective February 28, 1998 and was renegotiated on a month-to-month basis due to the pending merger with Triangle Bancorp, Inc. Because of the short-term nature of the contract, the Bank expects that its monthly data processing expense will double. Other categories of noninterest expense did not fluctuate significantly between the first quarter of 1998 and the same period in 1997, except for certain nonrecurring merger related expense amounting to approximately $60,000 which was incurred during the current quarter. Income tax expense is provided based on an estimated effective tax rate which encompasses both deferred and currently payable taxes. The Bank's effective tax rate was 37% and 36% for the three months ended March 31, 1998 and 1997, respectively.

YEAR 2000 ISSUE:

The "Year 2000" problem arises because many software packages were designed for a six-digit date format. For example, March 31, 1998 would translate as 03-31-98. However, when the year 2000 occurs, these same computer programs may not be able to distinguish January 1, 2000 (01-01-00) as anything other than January 1, 1900, one hundred years earlier. Computers and other electronic devices with embedded computer chips which are not "Year 2000" compliant may either shut down and refuse to operate, or perform wildly inaccurate calculations. The downtime to deal with these issues could be financially harmful. The Bank established a steering committeee and an action plan during 1997 to deal with the "Year 2000" issues and assess their impact on the Bank's operations. The action plan calls for the Bank to have completed all corrections required by the "Year 2000" issue by December 31, 1998, with only final testing during 1999. All material data processing functions of the Bank which could be affected by this problem are provided by outside third party service bureaus who have advised the Bank that they expect to have resolved such issues before the year 2000. However, if the service bureaus are unable to resolve potential problems in time, the Bank would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a material adverse impact on the financial condition and results of operations of the Bank. Cost incurred in dealing with the "Year 2000" issue must be expensed. Based upon current assessments, management does not believe that such costs will be material to the Bank's financial statements. As a part of the Bank's action plan, we also plan to contact our commercial loan customers and assess whether our borrowers are 1) aware of the "Year 2000" issues, and 2) whether our borrowers have begun to make a self-assessment of how the "Year 2000" issue affects them, and 3) whether our borrowers will develop plans to deal with and test for the necessary "Year 2000" software changes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

At March 31, 1998, there are no significant changes in market risk from amounts disclosed in the Bank's Form 10-K as December 31, 1997.

UNITIED FEDERAL SAVINGS BANK AND SUBSIDIARY


--------------------------------------------------------------------------------

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no pending legal proceedings of a material nature to which United Federal Savings Bank, or any of its subsidiaries is a party to or to which any of their property is subject.

ITEM 2. CHANGES IN SECURITIES

Not applicable

ITEM 3. DEFAULT UPON SENIOR SECURITIES

Not applicable

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable

ITEM 5. OTHER INFORMATION

Not applicable

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

3.1 Federal stock savings bank charter as declared effective on May 30, 1990 is incorporated by reference from the Form 10-K for the year ended December 30, 1991, filed on March 30, 1992

3.2 By-Laws as amended on April 26, 1990 are incorporated by reference from the Form 10-K for the year ended December 30, 1991 filed on March 30, 1992

(b) Reports on Form 8-K:

On March 4, 1998, the Bank filed a Form 8-K to disclose that on March 4, 1998, United executed a definitive agreement to be acquired by Triangle Bancorp, Inc., a bank holding company located in Raleigh, North Carolina.

UNITED FEDERAL SAVINGS BANK AND SUBSIDIARY


--------------------------------------------------------------------------------

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                              UNITED FEDERAL SAVINGS BANK
                                (Registrant)



DATE:  May 6, 1998            /s/ John A. Barker
     -------------            -------------------------------------
                              President and Chief Executive Officer



DATE:  May 6, 1998            Robert C. White
     -------------            -------------------------------------------------
                              Senior Vice President and Chief Financial Officer